KALVISTA PHARMACEUTICALS, INC.

55 Cambridge Parkway

Suite 901E

Cambridge, Massachusetts 02142

July 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Tamika Sheppard

Re:	KalVista Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed July 11, 2024
File No. 333-280759

Requested Date: July 19, 2024

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

KalVista Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Julia Forbess or Robert A. Freedman, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Forbess at (415) 875-2420 or, in her absence, to Mr. Freedman at (206) 389-4524.

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Sincerely,

KALVISTA PHARMACEUTICALS, INC.

By:	/s/ Benjamin L. Palleiko
Benjamin L. Palleiko
Chief Executive Officer

cc:	Robert A. Freedman, Esq.
Julia Forbess, Esq.
Fenwick & West LLP